SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 29, 2008

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F X      Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):

Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes          No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated October 28, 2008, announcing 2008 third quarter and nine-month revenues and earnings.

PR No. C2589C

STMicroelectronics Reports 2008 Third Quarter
and Nine-Month Revenues and Earnings

•	Third quarter net revenues increased 2.7% sequentially and 10.9% year-over-year to $2.46 billion excluding NXP Wireless and Flash Memory Group (FMG)

•	Gross margin was 37.2% before NXP Wireless integration

Geneva, October 28, 2008 - STMicroelectronics (NYSE: STM) reported financial results for the 2008 third quarter and nine months ended September 27, 2008.

ST completed the deconsolidation of its FMG segment and took an equity interest in Numonyx on March 30, 2008, with an anticipated one quarter lag in reporting.

ST-NXP Wireless, a joint venture owned 80% by ST, began operations on August 2, 2008 and is fully consolidated into ST’s operating results. The third quarter 2008 financial review includes the ST-NXP Wireless joint venture except where noted.

The third quarter 2008 reported financial statements include several non-recurring items in connection with the above transactions. In addition, some of the actual results are reported at constant business perimeter for comparability purposes to prior quarter and to Q3 2008 guidance. For this purpose, this press release includes below certain adjustments to reported numbers. Please refer to the reported results (Revenues of $2,696 million and Net Loss of $289 million) in the enclosed Financial Statements and described in detail on pages 3 and 4 of this press release.

Third Quarter 2008 Financial Review

Summary Financial Highlights Before Inclusion of NXP Wireless:

In Million US$ and %	Q3 2008	Q2 2008	Q3 2007 ex FMG
Net Revenues	2,455	2,391	2,213

Gross Profit	913	880	865

Gross Margin	37.2%	36.8%	39.1%

Effective Exchange Rate $/€ (a)	1.54	1.55	1.36

(a)The Company’s effective exchange rate reflects actual exchange rate levels combined with the impact of hedging programs.

ST’s net revenues for the third quarter increased 2.7% sequentially driven by high single-digit growth in Computer and Telecom but mitigated by a high single-digit decrease in Automotive reflecting the significant downturn in the automotive industry as a whole. On a year-over-year basis, ST’s net revenues grew 10.9% before including revenue from NXP Wireless, led by 16% and 19% gains in Telecom and Industrial, respectively, and was well-supported by mid- to high single digit growth in Computer and Consumer.

Gross margin in the third quarter of 2008, before the positive effect of the wireless addition and the adverse impact of purchase accounting adjustments, improved to 37.2% from 36.8% in the prior quarter with minimal currency effect. The quarter-to-quarter gross margin improvement was due to an enhanced product mix and manufacturing efficiencies. In the third quarter of 2007, gross margin was 35.2%, or 39.1% excluding FMG. The Company estimates that year-over-year currency changes negatively impacted the Q3 2008 gross margin of 37.2% by approximately 250 basis points.

Summary Financial Highlights Including NXP Contribution to Wireless JV:

In Million US$ and %	Q3 2008	Q2 2008	Q3 2007 ex FMG

Net Revenues	2,696	2,391	2,213

Gross Profit (a)	1,016	880	865

Gross Margin(a)	37.7%	36.8%	39.1%

Effective Exchange Rate $/€	1.54	1.55	1.36

(a)Third quarter 2008 excludes the one-time, non-cash $57 million purchase accounting adjustment related to the inventory step-up of the former NXP Wireless business.

President and CEO Carlo Bozotti commented, “The third quarter reflected continued focus on both our operating and strategic initiatives. From a financial perspective, our third quarter performance demonstrated further progress in strengthening our market position, building on the results of the first half of this year. Before including the additional revenue from the recently created ST-NXP Wireless joint venture, net revenues increased 12.4% year-to-date.

“We are gaining share overall, in particular in our areas of focus: multimedia convergence applications and power solutions. Indeed, we continued to harvest the benefits of our sales expansion initiatives and we increased our sales to new target key accounts by 16.0% on a sequential basis.

“We continue to build scale in the critical area of wireless applications with our joint announcement in August with Ericsson to form a joint venture composed of Ericsson Mobile Platforms and ST-NXP Wireless. We believe this new leader will have the industry’s strongest product offering in semiconductors and platforms for mobile applications and will be well positioned to continue and extend customer relationships with the most innovative players in the wireless industry.”

Summary Financial Highlights – As reported

In Million US$ and %	Q3 2008	Q2 2008	Q3 2007

Net Revenues	2,696	2,391	2,565

Gross Profit	959	880	902

Gross Margin	35.6%	36.8%	35.2%

Reported earnings in the third quarter of 2008 also included some specific pre-tax quarter-related accounting factors, namely:

•
The purchase accounting for the ST-NXP Wireless JV resulted in a $57 million inventory step-up charged to Cost of Goods Sold and a $76 million in-process R&D write-off. In addition, $12 million of recurring amortization is included in operating expenses.

•
A non-cash charge of $344 million related to the Numonyx equity investment including $300 million of impairment to reflect deteriorated conditions in both the equity market multiples for comparable companies and the memory industry and $44 million of equity loss on Numonyx’s Q2 2008 results, mostly reflecting stand-up and purchase accounting items at Numonyx.

•	Other impairment and restructuring charges of $22 million in operating profit and other-than-temporary impairment charges on financial assets of $14 million.

Q3 2008 SG&A expenses totaled $297 million, or 11.0% of net revenues, compared to 11.8% of net revenues in the prior quarter. The SG&A-to-sales ratio increased slightly from the 10.6% of the year ago quarter, reflecting about 100 basis points of estimated negative currency impact. R&D expenses in the third quarter 2008 totaled $602 million, including the one-time, non-cash $76 million charge for in-process R&D. Excluding the impact of this incremental expense, the R&D-to-sales ratio at 19.5% was essentially flat with the prior quarter. The ratio increased from 17.2% in the year ago quarter including an estimated negative currency impact of about 120 basis points.

Including restructuring, impairment and non-recurring purchase accounting effects, reported operating income was $55 million. Excluding these effects, the Q3 2008 operating margin improved from 6.7% in the prior quarter to 7.8%. The Company reported a net loss of $289 million or $0.32 per diluted share.

Operating Income and Earnings Reconciliation for Q3 2008

The table below illustrates the negative impact on our operating income, net earnings and earnings per share of certain exceptional one-time items incurred in Q3 2008.

In US$M except EPS	Operating Income	Net Earnings(a)	Diluted EPS(a)
Q3 2008 as reported	55	$(289)	$(0.32)

NXP Wireless Purchase Accounting Adjustments(a)	(133)	(99)	$(0.11)

Numonyx Impairment / Loss(a)	0	(344)	$(0.39)

Restructuring, Impairments, One-time & Other-than-temporary charges(a)	(22)	(24)	$(0.02)

Q3 2008 ST Business Operations(b)	$210	$178	$0.19
Margin (as a % of Sales)	7.8%

(a)The computation of net earnings and EPS for each line is based on an estimated effective tax rate applicable to each operating loss item. Furthermore, the computation of EPS in each line is based on the share count of 890.3 million shares applicable in case of all of the loss items; or 937.2 million shares for net earnings resulting from the reconciliation; this different applicable share count is due to our outstanding convertible bonds and justifies the difference of $0.01 of the sum of the items in respect to reported EPS. Diluted EPS is rounded to the $ cent and adjusted to sum to EPS as reflected. The Company believes that the foregoing EPS reconciliation is an appropriate analysis demonstrating the per share impact of the exceptional one-time events incurred in Q3 2008. However, due to the US GAAP requirement of applying a different share count for the purpose of calculating losses or earnings per share, the reconciliation necessarily involves some approximation..
(b) ST Business Operations is a non-US GAAP measure and defined as the financial results of operations in the third quarter of 2008 excluding the effects of non recurring items related to the purchase accounting of ST-NXP Wireless JV, the impairment and loss related to Numonyx, other restructuring, and impairment charges and other-than-temporary impairment charges. The impact of these non-recurring elements on net earnings is net of applicable tax.

Cash Flow and Balance Sheet Highlights

Net cash from operating activities was $414 million in the 2008 third quarter. Net operating cash flow* was ($1.38) billion or $140 million, excluding $1.52 billion paid for M&A transactions, compared to $255 million in the year-ago quarter. For the first nine months, net cash from operating activities was $1.33 billion and net operating cash flow was $487 million, excluding the $1.69 billion paid for M&A transactions.

Capital expenditures were $247 million during the third quarter of 2008, compared to $272 million in the prior quarter and $228 million in the year-ago quarter. For the 2008 first nine months, capital expenditures were $777 million, or 10.3% of net sales,  compared to $735 million or 10.1% of net sales in the first nine months of 2007. The Company reconfirms its goal to be at a capex-to-sales ratio of about 10% for the full year 2008.

In the 2008 third quarter, ST repurchased $148 million of common stock under the most recently approved plan, as well as paid $80 million in dividends. For the fourth quarter 2008 the global ex-dividend date will be November 24, 2008 and the dividend of $0.09 is planned to be paid on or after this date, in accordance with the schedule previously announced on April 2, 2008.

Inventory was $1.79 billion at quarter end including wireless inventory acquired from NXP. Excluding the NXP Wireless inventory and reflecting favorable currency translation, inventory decreased sequentially by $29 million, with inventory turns accelerating from 3.8 to 4.0.

At September 27, 2008, ST’s cash and cash equivalents, marketable securities (current and non-current), short-term deposits and restricted cash equaled $2.14 billion. Total debt was $2.55 billion. ST’s net financial position** was a net debt of $409 million. Shareholders’ equity was $8.77 billion.

*Net operating cash flow is a non-US GAAP metric, which the Company’s management utilizes as a measure of cash-generation capability. It is defined as net cash from operating activities ($414 million in the third quarter of 2008) minus net cash used in investing activities (-$1,664 million in the third quarter of 2008) excluding payments for purchase of and proceeds from the sale of marketable securities ($127 million in the third quarter of 2008), proceeds from matured short-term deposits and restricted cash.
**Net financial position is a non-US GAAP metric used by the Company’s management to help assess financial flexibility. It is defined as cash and cash equivalents, marketable securities (current and non-current), short-term deposits and restricted cash ($2,141 million) minus total debt (current portion of long-term debt $63 million plus long-term debt $2,487 million).

“Thanks to our systematic ability to generate operating cash flow and our solid capital structure we have been able to advance our strategic initiatives independent of the uncertainties in the financial markets. During 2008 these strengths have enabled ST to complete the deconsolidation of Numonyx, fund $1.7 billion of acquisitions, maintain a solid credit rating, pay increased cash dividends and initiate a share buyback program, all while increasing our return on invested capital” said Mr. Bozotti.

Net Revenues by Market Segment for Q3 2008

The following table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments for the 2008 third quarter. For comparison purposes, the table incorporates the effect of the former NXP Wireless business since August 2, 2008.

As % of Net Revenues	Q3 2008	Q3 2008

Market Segment	ST excluding NXP Wireless	ST including NXP Wireless

Automotive	15%	13%
Consumer	17%	16%
Computer	17%	15%
Telecom	34%	40%
Industrial & Other	17%	16%

In comparison to the year-ago quarter, all market segments posted growth, led by Telecom which increased 16% (50% including NXP Wireless), Industrial which increased 19%, followed by Consumer, Computer and Automotive, which increased approximately 8%, 5% and 1%, respectively.

Sequentially, performance was led by Telecom which increased 8% (39% including NXP Wireless) and Computer by 8%. Consumer was up 2%, while Industrial and Automotive declined by 1% and 8%, respectively, from the prior quarter.

Financial and Operating Data by Product Segment for Q3 2008

Starting August 2, 2008, following the addition of the wireless business from NXP, the Company introduced a new product segment to report the sales and operating results of the newly created “Wireless Product Sector,” which includes ST’s wireless business for the full quarter and the results of the joint venture created with NXP since August 2, 2008. The results of ST’s wireless business were previously included in the Application Specific Groups (ASG) segment, which has been revised to reflect the change. The newly created ACCI (Automotive, Consumer, Computer and Telecom Infrastructure) Product Groups segment includes the former ASG segment less the ST wireless business contributed to the ST-NXP Wireless joint venture.

•	ACCI (Automotive, Consumer, Computer and Telecom Infrastructure Product Groups)
•	IMS (Industrial & Multisegment Product Sector)
•	WPS (Wireless Product Sector)

The following table provides a breakdown of revenues and operating income by product segment.

In Million US$ and %	Q3 2008
Product Segment	Net	% of Net	Operating
	Revenues	Revenues	income (loss)

ACCI (Auto/Cons./Comp./Telecom Infra. Product Groups) (a)	$1,085	40.2%	$58
IMS (Industrial and Multisegment Product Sector)	901	33.4	152
WPS (Wireless Product Sector)	696	25.9	22
Others (b) (c)	14	0.5	(177)

TOTAL	$2,696	100%	$55
(a) ACCI is the former ASG (Application Specific Groups) less the ST wireless business contributed to the ST-NXP joint venture.
(b) Net revenues of “Others” include revenues from sales of Subsystems and other revenues.
(c) Operating income (loss) of “Others” includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired in-process R&D and other purchase accounting impacts, certain corporate-level operating expenses, patent claims and litigations, and the other costs that are not allocated to product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. The third quarter 2008 “Others” include a $133 million charge due to purchase accounting items and $22 million of impairment and restructuring charges.

Automotive, Consumer, Computer and Telecom Infrastructure Product Groups’ (ACCI’s) third quarter 2008 net revenues declined 1.4% sequentially reflecting a decrease in Automotive due to tough automotive market conditions while Consumer and Computer both increased sequentially. ACCI grew 9.6% year-over-year to $1,085 million on strong growth of both automotive and digital consumer products. ACCI’s operating profit improved sequentially largely due to mix improvement, while declining on a year-over-year basis driven by a combination of factors including negative currency effects and increased R&D efforts.

Third quarter 2008 Industrial and Multisegment Product Sector (IMS) net revenues of $901 million grew 4.2% sequentially and 12.0% year-over-year led by MEMS, IPAD, Smartcards and Microcontrollers for both comparisons. Q3 2008 IMS sales were composed of $574 million of ICs which grew 8% sequentially and 21% year-over-year and $326 million of discrete products which decreased 2% sequentially and 1% year-over-year. IMS operating profit was $152 million, improving both sequentially and year-over-year, reflecting improved volume, mix -- notably driven by product innovation focused on Advanced Analog and ICs -- and efficiency, which more than offset currency impacts.

Wireless Product Sector (WPS) net revenues in the third quarter of 2008 were $696 million. Excluding the NXP Wireless business contribution, wireless sales increased 10.8% sequentially and 12.5% in comparison to the year-ago quarter, reflecting improvements in product mix and an expanded customer base. WPS’ Q3 2008 operating profit was $22 million, lower than the prior year but sequentially improving, despite challenging market conditions.

First Nine Months 2008 Results

The following income statement for the first nine months of 2008 incorporates the former NXP Wireless business since August 2, 2008 and FMG for the first three months of 2008 and the first nine months of 2007.

Net Revenues	First Nine Months	First Nine Months	Year-over-Year
(In Million US$ and %)	2008	2007	Growth

ST as reported	$7,566	$7,258	4.2%

ST ex FMG and NXP Wireless	$7,026	$6,252	12.4%

Net revenues for the first nine months were $7,566 million compared to 2007 first nine months revenues of $7,258 million, as reported. Excluding FMG and NXP Wireless, net revenues grew 12.4% in the similar period. Gross margin, excluding the inventory step-up from the addition of NXP Wireless increased to 36.9% of net revenues, compared to 34.9% of net revenues for the 2007 first nine months. Excluding FMG and NXP Wireless, gross margin for the similar period decreased from 38.0% to 37.2% reflecting an estimated negative currency impact of 250 basis points. Operating loss, as reported, was $59 million, compared to operating loss of $529 million in last year’s first nine months. Net loss was $421 million, or $-0.47 per share, compared to a net loss of $496 million, or $-0.55 per share for the 2007 first nine months. Net loss included pre-tax restructuring and impairment charges, in-process R&D costs, other-than-temporary impairment charge on financial assets and the impairment related to the Numonyx equity investment of $869 million ($0.97 per diluted share impact) and $949 million ($1.05 per diluted share impact) for the 2008 and 2007 first nine months results, respectively.

Research and development expenses were $1,581 million, including $97 million of in-process R&D charges, associated with the acquisition of Genesis Microchip and the addition of NXP Wireless, compared to $1,322 million in the 2007 first nine months. Selling, general, and administrative expenses were $882 million compared to $803 million in the 2007 first nine months, increasing primarily due to adverse currency effects.

In the 2008 first nine months, the effective average exchange rate for the Company was approximately $1.52 to €1.00, compared to $1.33 to €1.00 for the 2007 first nine months.

The Company estimates that currency rates adversely impacted operating income in the first nine months year-to-date comparison by about $340 million or approximately 450 basis points.

First Nine Months 2008 Financial and Operating Data by Product Segment

The following table provides a breakdown of revenues and operating income by product segment.
In Million US$ and %	First Nine Months 2008
	Net	% of Net	Operating
Product Segment	Revenues	Revenues	income (loss)

ACCI (Auto/Cons./Comp./Telecom Infra. Product Groups) (a)	$3,231	42.7%	$110
IMS (Industrial and Multisegment Product Sector)	2,538	33.5	374
WPS (Wireless Product Sector)	1,454	19.2	12
FMG (Flash Memories Group) (d)	299	4.0	16
Others (b)(c)	44	0.6	(571)

TOTAL	$7,566	100%	$(59)

(a), (b) and (c) defined in earlier table.
(d) Operating income for FMG in the period reflects the benefit of suspended depreciation for Assets Held For Sale.

Outlook

Mr. Bozotti stated, “While ST has performed very well in the first nine months of 2008, we are not immune to the major challenges the global economy faces today. We are well positioned in our key markets and we continue to execute on our strategy but we are facing the ongoing industry downturn. Comprehensive measures have been taken and fab loadings are being reduced to control inventory. We expect ST’s sequential net revenue to be in the range between flat and -8%. This represents for FY 2008 net revenue growth between 6.2% and 8.6%, excluding FMG and the former NXP Wireless business. Despite the estimated sequential quarterly decline in sales, the 2008 fourth quarter gross margin is expected to improve sequentially to about 38.8%, plus or minus one percentage point reflecting improved operational factors and a more favorable currency rate, partially offset by reduced fab loading.”

This outlook is based on an assumed effective currency exchange rate of approximately $1.40 = €1.00 for the 2008 fourth quarter, which reflects current exchange rate levels combined with the impact of existing hedging contracts. Additionally, this outlook includes the results of the ST-NXP Wireless joint venture for the full quarter, which began operations on August 2, 2008 but excludes an estimated $30 million cost in fourth quarter 2008 due to inventory step-up purchase accounting adjustment related to the former NXP Wireless business.

Recent Corporate Developments

•
On July 28, 2008, ST and NXP announced the closing of the deal bringing together key wireless operations of both companies into ST-NXP Wireless, a deal they announced on April 10, 2008. The joint venture, 80% owned by ST,  started operations on August 2, 2008 and launched as a solid top-three industry player with a complete wireless product and technology portfolio and as a leading supplier to major handset manufacturers who together ship more than 80% of all handsets. ST-NXP Wireless will be among the few companies with the R&D scale and expertise to meet customer needs in 2G, 2.5G, 3G, multimedia, connectivity and all future wireless technologies.

•
On August 20, 2008, ST and Ericsson announced an agreement to merge Ericsson Mobile Platforms and ST-NXP Wireless into a joint venture. The 50/50 joint venture would have the industry’s strongest product offering in semiconductors and platforms for mobile applications and will be an important supplier to Nokia, Samsung, Sony Ericsson, LG and Sharp. The fabless joint venture would employ almost 8,000 people with pro-forma 2007 sales of $3.6 billion. ST is expected to exercise its option to buy NXP’s 20 percent of ST-NXP Wireless before the closing of this transaction.

Q3 2008 Products, Technology and Design Wins

Automotive, Consumer, Computer and Telecom Infrastructure (ACCI) Product Highlights

•
In digital consumer, ST announced the sampling of the STi7105 high-definition (HD) video decoder, with enhancements for higher performance, lower power, and lower bill-of-materials costs in set-top boxes (STBs) and home media servers. ST also bolstered its leadership in DVB-S2 digital satellite broadcast with a new ‘front-end’ STB chipset for digital satellite HDTV equipment. The use of DVB-S2 by consumer equipment manufacturers is increasing rapidly in a wide range of applications, including Pay-TV and free-to-air STBs, integrated digital TVs (iDTVs), PC TV cards and HD Blu-ray Disc equipment.

•
Also in STBs, ST announced that Proview will use the STi7101 HDTV decoder in its new XPS-1000 set-top box, which employs the SBTVD digital terrestrial standard, for deployment in Brazil. Additionally, ST started production for two new IPTV STB designs in France and a new standard-definition H.264 satellite STB for deployment in India.

•
In consumer audio, ST gained two design wins in Korea for its SoundTerminal family of high-efficiency power ICs that integrate DSP capabilities for flat-panel TV applications. The device is the latest in the SoundTerminal family and integrates standard features along with the industry-first inclusion of a dual-band dynamic-range compressor for Hi-Fi audio and thin-TV loudspeaker protection.

•
In communications infrastructure applications, ST gained two design wins for ASICs that will be used by a world-leading manufacturer in its enterprise switching products. In computer applications, ST gained an important design-win for a 65nm SoC for a second-generation enterprise hard disk drive (HDD) from a major HDD maker. ST also won a socket in the data-security environment from a leading manufacturer, based on the Company’s high-security solution for HDDs that meets the FIPS 140-2 level 3 standard. In addition, ST successfully demonstrated at IDF the world’s first MIPHY (Multi Interface PHY) Physical Layer interface for the new 6Gbit/s Serial ATA (SATA) technology.

•
In automotive powertrain and safety applications, ST gained a design win from a major Japanese player for an alternator platform. The first application will be in Europe with other car makers expected to use it in Q4 2008. ST also made strong gains in low- and mid-end powertrain applications, supplying smart power ICs and microcontrollers (MCUs) to a major Asian car maker for 1- and 2-cylinder vehicles for emerging Asian markets, and to a major European car maker for 4-cylinder vehicles for the Russian market.

•
In car-body applications, ST achieved a very important design win from a key European tier-one supplier for smart-power products in power management and external light control. Additionally, ST’s market introduction of next-generation 8- and 32-bit MCUs has led to numerous design wins in many countries.

•
In car multimedia, ST gained a couple of key design wins for car-radio kits. For the first, a leading European OEM chose an ST MCU, tuner IC, audio processor and power amp, for a new after-market radio which has been chosen by a car maker in China; the second kit was selected by a US maker and includes audio processor and power amp, tuner IC and CD/MP3 decoder chip. Additionally, a leading automotive OEM in Europe selected ST’s STA2500D Bluetooth IC for use in Telematic platforms for two leading car makers.

Industrial and Multi-Segment (IMS) Product Highlights

•
In microcontrollers, ST extended its library of functions supporting vector control of electric motors using the 32-bit Cortex-M3 based STM32 MCU, which has already been designed into approximately 40 customer motor-control applications.

•	In non-volatile memory, ST introduced 1MHz two-wire serial EEPROMs in 256-Kbit, 512-Kbit and 1-Mbit densities, allowing data rates up to 2.5-times faster than the I2C Fast-mode.

•
In MEMS motion sensors, ST gained design wins for its three-axis accelerometers with several mobile phone makers in China and a major Asian player. The Company also gained significant business from a worldwide leader in the portable

MP3 player market and also won a significant contract with another of the major players in the gaming market — ST already supplies MEMS accelerometers for the Nintendo Wii. Additionally, ST’s complete free-fall detection solution, which consists of a 3-axis motion sensor and software, was chosen to protect user data stored on HDDs in the new ESPRIMO Mobile family of professional notebooks from Fujitsu Siemens Computers.

•
Also in MEMS, ST launched an ultra-compact gyroscope that provides a choice of analog or digital absolute angular-rate outputs, and measures fast angular displacements in applications such as intuitive man-machine interfaces or enhanced-GPS for car navigation.

•
In power conversion, ST introduced a new Pulse Width Modulation controller, the first integrated device optimized for soft-switching asymmetrical half-bridge converters. The company also gained a design win from a major player in the PC market for two voltage-regulator modules for the CPU power supply in a desktop reference design; in addition to another design win for a new powerline communication transceiver with a manufacturer in China for a sub-metering application. ST is also ramping up production of: a new power management controller, for a major Taiwanese motherboard OEM; and a DC/DC switching regulator, for a major Japanese brand digital-still-camera.

•
Also in power conversion, ST introduced into the market a new 10-12A overvoltage-protected AC switch series, aimed at helping white goods meet the latest energy and safety standards. ST also enlarged its high-junction-temperature TRIAC family with a new sensitive series dedicated to small appliances and industrial systems.

•
In power MOSFETs, ST introduced a 250A power MOSFET with the lowest on-resistance in the market and a new family of devices based on the company’s innovative SuperMESH3 technology to increase the ruggedness, switching performance and efficiency of lighting ballasts and switch-mode power-supply applications. ST gained multiple design wins for its MOSFETs, primarily in lighting and power-supply applications, including one with a leading PC motherboard maker. In power bipolar devices, ST’s low-voltage bipolars were qualified for use by a major smart-metering-system customer. And in linear and interface devices, ST gained design wins in various markets, including automotive and audio applications.

•
In advanced analog and logic ICs, ST announced a highly integrated RGB LED driver and gained design wins for its logic ICs with major notebook PC makers in China and Japan, and with a leading Japanese LCD TV maker.

•
In analog and mixed-signal ICs, ST announced a new series of clock-distribution ICs and also sampled clock-distribution ICs to two major Asian mobile-phone customers. Additionally, reset and temperature sensors were designed-in at a major HDD maker and a real-time clock IC was designed-in at a major GPS manufacturer.

Technology Highlights

•
ST, Infineon Technologies and STATS ChipPAC announced an agreement to jointly develop the next-generation of embedded Wafer-Level Ball Grid Array (eWLB) technology for use in manufacturing future-generation semiconductor packages.

•
ST and the Waseda University Humanoid Robotics Institute (HRI) announced the development of a high-performance, two-wheel inverted-pendulum robot, called WV-1, which is the first result of an ongoing cooperation for the research and development of technology and solutions for innovative humanoid robots and medical-care robot systems.

All of STMicroelectronics’ press releases (including all releases in Q3) are available at www.st.com/stonline/press/news/latest.htm.

SuperMESH and SoundTerminal are trademarks of STMicroelectronics. All other trademarks or registered trademarks are the property of their respective owners.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
further deterioration on the worldwide financial markets, economic recession in one or more of the world’s major economies and the effect on demand for semiconductor products in the key application markets and from key customers served by our products , which in turn makes it extremely difficult to accurately forecast and plan future business activities;

•
our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs particularly at a time of decreasing demand for our products due to decline in demand for semiconductor products;

•	pricing pressures which are highly variable and difficult to predict;

•	the results of actions by our competitors, including new product offerings and our ability to react thereto;

•	the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	the impact of intellectual-property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•	our ability to close as planned the merger of ST-NXP Wireless with Ericsson Mobile Platforms as announced on August 20, 2008;

•
the effects of hedging, which we practice in order to minimize the impact of variations  between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure in the currently very volatile currency environments;

•	our ability to manage in an intensely competitive and cyclical industry, where a high percentage of our costs are fixed, incurred in currencies other than US dollars;

•	our ability to restructure in accordance with our plans if unforeseen events require adjustments or delays in implementation;

•
our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•
significant differences in the gross margins we achieve compared to expectations, based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets (including manufacturing, assembly/test and intangible assets), and the timing, execution and associated costs for the announced  transfer of manufacturing from facilities designated for closure and associated costs, including start-up costs;

•
changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers and our suppliers, operate; and

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “may,” “will,” “should,”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or by discussions of strategy, plans or intentions. Some of the risk factors we face are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the SEC on March 3, 2008. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including our Form 20-F, could have a material adverse effect on our results of operations or financial condition.

Conference Call Information
The management of STMicroelectronics will conduct a conference call on October 29, 2008 at 9:00 a.m. U.S. Eastern Time / 2:00 p.m. CET, to discuss operating performance for the third quarter of 2008.

The conference call will be available via the Internet by accessing the following Web address: http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until November 7, 2008.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2007, the Company’s net revenues were $10 billion. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	September 27,	September 29,
	2008	2007

Net sales	2,687	2,555
Other revenues	9	10
NET REVENUES	2,696	2,565
Cost of sales	-1,737	-1,663
GROSS PROFIT	959	902
Selling, general and administrative	-297	-272
Research and development	-602	-442
Other income and expenses, net	17	24
Impairment, restructuring charges and other related closure costs	-22	-31
Total Operating Expenses	-904	-721
OPERATING INCOME	55	181
Other-than-temporary impairment charge on financial assets	-14	0
Interest income, net	8	22
Earnings (loss) on equity investments	-344	3
INCOME (LOSS) BEFORE INCOME TAXES	-295	206
AND MINORITY INTERESTS
Income tax benefit (expense)	15	-18
INCOME (LOSS) BEFORE MINORITY INTERESTS	-280	188
Minority interests	-9	-1
NET INCOME (LOSS)	-289	187

EARNINGS (LOSS) PER SHARE (BASIC)	-0.32	0.21
EARNINGS (LOSS) PER SHARE (DILUTED)	-0.32	0.20

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED INCOME (LOSS) PER SHARE	890.3	945.2

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Nine Months Ended
	(Unaudited)	(Unaudited)
	September 27,	September 29,
	2008	2007

Net sales	7,528	7,233
Other revenues	38	25
NET REVENUES	7,566	7,258
Cost of sales	-4,828	-4,733
GROSS PROFIT	2,738	2,525
Selling, general and administrative	-882	-803
Research and development	-1,581	-1,322
Other income and expenses, net	56	20
Impairment, restructuring charges and other related closure costs	-390	-949
Total Operating Expenses	-2,797	-3,054
OPERATING LOSS	-59	-529
Other-than-temporary impairment charge on financial assets	-82	0
Interest income, net	48	57
Earnings (loss) on equity investments	-350	12
LOSS BEFORE INCOME TAXES	-443	-460
AND MINORITY INTERESTS
Income tax benefit (expense)	34	-32
LOSS BEFORE MINORITY INTERESTS	-409	-492
Minority interests	-12	-4
NET LOSS	-421	-496

LOSS PER SHARE (BASIC)	-0.47	-0.55
LOSS PER SHARE (DILUTED)	-0.47	-0.55

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED LOSS PER SHARE	896.8	898.5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended	Nine Months Ended
	September 27,	September 27,	September 29,
(in millions of U.S. dollars)	2008	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net loss	-289	-421	-496
Items to reconcile net income (loss) and cash flows from operating activities
Depreciation and amortization	343	1,009	1,079
Amortization of discount on convertible debt	4	13	13
Other-than-temporary impairment charge on financial assets	14	82	0
Other non-cash items	62	73	78
Minority interests in net income of subisidiaries	9	12	4
Deferred income tax	-38	-41	-13
(Earnings) loss on equity investments	344	350	-12
Impairment, restructuring charges and other related closure costs, net of cash payments	-4	333	905
Changes in assets and liabilities:
Trade receivables, net	0	165	-36
Inventories, net	46	-133	9
Trade payables	-42	101	-45
Other assets and liabilities, net	-35	-211	-35
Net cash from operating activities	414	1,332	1,451

Cash flows from investing activities:
Payment for purchases of tangible assets	-247	-777	-735
Payment for purchases of marketable securities	0	0	-708
Proceeds from sale of marketable securities	127	287	100
Proceeds from matured short-term deposits	0	0	250
Restricted cash for equity investments	0	0	-32
Investment in intangible and financial assets	-27	-68	-64
Payment for business acquisitions, net of cash and cash equivalents acquired	-1,517	-1,687	0
Net cash used in investing activities	-1,664	-2,245	-1,189

Cash flows from financing activities:
Proceeds from long-term debt	251	387	82
Proceeds from repurchase agreements	249	249	0
Extinguishment of obligations under repurchase agreements	-249	-249	0
Repayment of long-term debt	-13	-64	-112
Capital increase	0	0	2
Repurchase of common stock	-148	-231	0
Dividends paid	-80	-161	-269
Dividends paid to minority interests	0	0	-6
Net cash from (used in) financing activities	10	-69	-303
Effect of changes in exchange rates	-28	-5	32
Net cash decrease	-1,268	-987	-9

Cash and cash equivalents at beginning of the period	2,136	1,855	1,659
Cash and cash equivalents at end of the period	868	868	1,650

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	September 27,	June 28,	December 31,
(in millions of U.S. dollars)	2008	2008	2007
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	868	2,136	1,855
Marketable securities	726	898	1,014
Trade accounts receivable, net	1,520	1,473	1,605
Inventories, net	1,787	1,580	1,354
Deferred tax assets	252	246	205
Assets held for sale	0	61	1,017
Receivables, net on transactions on-behalf	72
Other receivables and assets	694	734	612
Total current assets	5,919	7,128	7,662

Goodwill	1,030	315	290
Other intangible assets, net	904	309	238
Property, plant and equipment, net	5,065	5,059	5,044
Long-term deferred tax assets	370	283	237
Equity investments	691	1,032	0
Restricted cash	250	250	250
Non-current marketable securities	297	300	369
Other investments and other non-current assets	458	377	182
	9,065	7,925	6,610
Total assets	14,984	15,053	14,272

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	63	153	103
Trade accounts payable	1,156	1,161	1,065
Other payables and accrued liabilities	1,165	981	744
Dividends payable to shareholders	163	242	0
Deferred tax liabilities	19	10	11
Accrued income tax	142	132	154
Total current liabilities	2,708	2,679	2,077

Long-term debt	2,487	2,313	2,117
Reserve for pension and termination indemnities	301	304	323
Long-term deferred tax liabilities	109	33	14
Other non-current liabilities	323	311	115
	3,220	2,961	2,569
Total liabilities	5,928	5,640	4,646
Commitment and contingencies
Minority interests	290	56	53
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,307,305 shares issued, 883,460,327 shares outstanding)	1,156	1,156	1,156
Capital surplus	2,311	2,145	2,097
Accumulated result	4,444	4,736	5,274
Accumulated other comprehensive income	1,276	1,593	1,320
Treasury stock	-421	-273	-274
Shareholders' equity	8,766	9,357	9,573
Total liabilities and shareholders' equity	14,984	15,053	14,272

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: October 29, 2008	By:	/s/ Carlo Ferro
	Name:	Carlo Ferro
	Title:	Executive Vice President and
Chief Financial Officer